UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

KING PHARMACEUTICALS, INC.

(Name of Subject Company (Issuer))

KING PHARMACEUTICALS, INC.

(Name of Filing Person (Issuer))

1 1/4% Convertible Senior Notes Due 2026

(Title of Class of Securities)

495582AJ7

(CUSIP Number of Class of Securities)

Matthew Lepore

King Pharmaceuticals, Inc.

235 E. 42nd Street

New York, New York 10017

(212) 733-2323

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

CALCULATION OF FILING FEE

Transaction Valuation*:	Amount of Filing Fee**:
$402,111,111.11	$46,685.10

*	Calculated solely for purposes of determining the filing fee. The purchase price of the 1 1/4% Convertible Senior Notes Due 2026 (the “Securities”), as described herein, is approximately $1,005.28 per $1,000 principal amount at maturity outstanding. As of January 28, 2011, there was $400,000,000 in aggregate principal amount at maturity of Securities outstanding, resulting in an aggregate maximum purchase price of $402,111,111.11.

**	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $116.10 for each $1,000,000 of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $46,685.10	Filing Party: King Pharmaceuticals, Inc.

Form or Registration No.: Schedule TO-I	Date Filed: January 31, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

INTRODUCTORY STATEMENT

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by King Pharmaceuticals, Inc., a Tennessee corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on January 31, 2011 (collectively, the “Schedule TO”), relating to the Company’s 1 1/4% Convertible Senior Notes Due 2026 (the “Securities”), and the right of each holder (the “Holder”) of the Securities to require the Company to purchase (the “Fundamental Change Put Option”), and the obligation of the Company to purchase, each $1,000 principal amount of the Securities, plus accrued and unpaid interest to, but excluding, the Fundamental Change Purchase Date, pursuant to the terms and conditions of the Fundamental Change Notice and Offer to Purchase dated January 31, 2011 (as it may be amended and supplemented from time to time, the “Fundamental Change Notice”).

The information in the Fundamental Change Notice, including all schedules and annexes thereto, which were previously filed with the Schedule TO, is hereby expressly incorporated by reference into this Amendment, except that such information is hereby amended and supplemented to the extent specifically provided herein.

All capitalized terms used but not specifically defined in this Amendment shall have the meanings given to such terms in the Fundamental Change Notice.

Item 4. Terms of the Transaction.

Item 4 of the Schedule TO, which incorporates information contained in the Fundamental Change Notice, is hereby amended and supplemented as follows:

“The Fundamental Change Put Option expired at 11:59 p.m., New York City time, on Monday, February 28, 2011. Securities in an aggregate principal amount of approximately $397,305,000 were validly surrendered for purchase, and not validly withdrawn, pursuant to the Fundamental Change Notice. The Company accepted all of the tendered Securities. Following the payment of the Fundamental Change Purchase Price on the Fundamental Change Purchase Date, $2,695,000 aggregate principal amount of the Securities will remain outstanding. A copy of the press release announcing the final results of the Fundamental Change Put Option is filed as Exhibit (a)(5)(B) and incorporated herein by reference.”

Item 11. Additional Information.

Item 11(b) of the Schedule TO is hereby amended and supplemented by inserting at the end thereof the following:

“On February 28, 2011, pursuant to the Agreement and Plan of Merger, dated as of October 11, 2010 (the “Merger Agreement”), dated as of October 11, 2010, among Pfizer Inc. (“Pfizer”), Parker Tennessee Corp., a Tennessee corporation (“Merger Sub”) and a wholly-owned subsidiary of Pfizer, and the Company, Pfizer completed its acquisition of the Company. The transaction was consummated through a cash tender offer by Merger Sub for all outstanding shares of common stock, no par value, of the Company (the “Common Stock”), followed by the “short-form” merger of Merger Sub with and into the Company (the “Merger”), with the Company surviving as a wholly-owned subsidiary of Pfizer. Additionally, on February 28, 2011, the Company, the Subsidiary Guarantors (as defined in the Indenture, dated as of March 29, 2006 (the “Indenture”), as supplemented by the First Supplemental Indenture, dated as of March 5, 2009), King Pharmaceuticals Holdings, Inc. and The Bank of New York Mellon Trust Company, N.A. (formerly known as The Bank of New York Trust Company, N.A.), as trustee (the “Trustee”) entered into a supplemental indenture (the “Supplemental Indenture”) to supplement the Indenture, relating to the Securities, in order to set forth the conversion value for the Securities following the consummation of the Merger. As previously described in the Fundamental Change Notice, pursuant to the Supplemental Indenture the Company’s conversion obligation with respect to Securities that are converted at any time after the effective date of the Merger is fixed at an amount in cash based on a conversion value determined with a price per share of Common Stock of $14.25. Additionally, pursuant to the Supplemental Indenture, each Subsidiary Guarantor confirmed that its Guarantee shall apply to the Company’s obligations under the Indenture, as supplemented by the Supplemental Indenture, and the Securities. The Supplemental Indenture also added King Pharmaceutical Holdings, Inc. as a Subsidiary Guarantor under the Indenture. A copy of the Supplemental Indenture is filed as Exhibit (d)(3) and incorporated herein by reference.

Also on March 1, 2011, pursuant to Sections 12.01(a)(iii)(C) of the Indenture, the Company sent a notice (the “Notice”) to the Trustee for the Securities, and each holder of the Securities announcing the convertibility of the Securities as a result of a Termination of Trading (as defined in the Indenture) following consummation of the Merger. The Securities are convertible into $684.04 per $1,000 aggregate principal amount of Securities surrendered for conversion according to the terms of the Indenture for as long as the Termination of Trading continues. A copy of the Notice is filed as Exhibit (a)(5)(C) and incorporated herein by reference.”

Item 12. Exhibits.

Item 12 is amended and supplemented to include the following exhibits:

(a)(5)(B) Press release issued by the Company on March 1, 2011.

(a)(5)(C) Notice of Conversion, dated March 1, 2011.

(d)(3) Second Supplemental Indenture, dated as of February 28, 2011, to the Indenture, dated as of March 29, 2006, among the Company, the Subsidiary Guarantors (as defined in the Indenture), King Pharmaceuticals Holdings, Inc. and The Bank of New York Mellon Trust Company, N.A. (formerly known as The Bank of New York Trust Company, N.A.), as Trustee.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KING PHARMACEUTICALS, INC.

By:	/s/ Bryan Supran
Name: Bryan Supran
Title: Vice President

Dated: March 1, 2011

EXHIBIT INDEX

Exhibit No.	Description

(a)(5)(B)	Press release issued by the Company on March 1, 2011.

(a)(5)(C)	Notice of Conversion, dated March 1, 2011.

(d)(3)	Second Supplemental Indenture, dated as of February 28, 2011, to the Indenture, dated as of March 29, 2006, among the Company, the Subsidiary Guarantors (as defined in the Indenture), King Pharmaceuticals Holdings, Inc. and The Bank of New York Mellon Trust Company, N.A. (formerly known as The Bank of New York Trust Company, N.A.), as Trustee.

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